Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands, except share and per share amounts	2014	2013	2014	2013
Net income	$31,225	$21,286	$76,054	$49,133
Basic weighted average shares	14,265,260	14,144,478	14,252,910	14,120,788
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	348,484	263,935	324,387	259,155

Diluted weighted average shares	14,613,744	14,408,413	14,577,297	14,379,943
Net income per common share:
Basic	$2.19	$1.50	$5.34	$3.48

Diluted	$2.14	$1.48	$5.22	$3.42